Exhibit 99.7

Remuneration Policy

1.Introduction

We are pleased to present the proposed Remuneration Policy for Stellantis N.V. (“Stellantis” and “Company”). The Remuneration Policy has been developed by the Remuneration Committee (“Remuneration Committee”) of the Board of Directors (“Board”) This policy fully aligns with the legal disclosure requirements passed in the Dutch Civil Code (“DCC”) implementing the European Shareholders’ Rights Directive. The revised Remuneration Policy will be submitted to the shareholders for approval at the Company’s 2025 Annual General Meeting.

The Remuneration Policy covers Directors which includes both executive directors (“Executive Directors”) and non-executive directors (“Non-Executive Directors”). With respect to Executive Directors, the Remuneration Policy is intended to provide a compensation structure that allows the Company to attract, motivate and retain highly qualified senior executives. With respect to Non-Executive Directors, the Remuneration Policy is intended to provide market-competitive fixed compensation that is not dependent on the results of the Company. When determining the Remuneration Policy, the Remuneration Committee has taken into account the scenario analyses made, as well as the pay differentials within the Company. In addition, compensation levels offered in the market as well as shareholder and general societal views with respect to remuneration of the Board have been taken into account. The Company follows a pay for performance compensation philosophy at all levels in the organization which continues to be the essence of our Remuneration Policy.

The Board is responsible for the implementation of this Remuneration Policy. The remuneration of the Executive and Non-Executive Directors will be determined by the Board, at the recommendation of the Remuneration Committee, within the scope of this Remuneration Policy, provided that the Executive Directors may not participate in the decision-making regarding the determination of the remuneration for the Executive Directors.

At least every four years, the Remuneration Committee will review the Remuneration Policy and make recommendations to the Board in respect of any proposed changes. This Remuneration Policy can be amended or restated by the Company's general meeting in accordance with the Company's articles of association and Dutch law.

A copy of the amended Remuneration Policy is available on the Company’s website, www.stellantis.com.

2.Purpose, Vision and Values

Stellantis is a leading global mobility player with a clear mission to provide freedom of movement for all customers through distinct, appealing, affordable and sustainable mobility solutions. We offer a full spectrum of choice from luxury, premium and mainstream passenger vehicles as well as dedicated mobility, financial and parts and service brands. With industrial operations in 30 countries and a commercial presence in more than 130 markets, Stellantis has the ability to consistently exceed the evolving needs and expectations of customers, while creating superior value for all stakeholders.

Our Remuneration Policy supports our purpose, vision and values by aligning pay programs in a consistent manner.

3.     Remuneration Principles

The guiding principles of our Remuneration Policy guide our efforts to provide a compensation structure that allows Stellantis to attract and retain the most highly qualified executive talent and to motivate such executives to achieve business and financial goals that create value for shareholders and other stakeholders in a manner consistent with our core business and leadership values. Stellantis’s compensation philosophy, aims to provide compensation to its Executive Directors as outlined below.

Alignment with Stellantis' strategy	Compensation is strongly linked to the achievement of the Group's publicly disclosed performance targets.
Pay for performance	Compensation must reinforce our performance-driven culture and principles of meritocracy. As such, the majority of pay is linked directly to the Group's performance through both short and long-term variable pay instruments.
Competitiveness	Compensation will be competitive against the comparable market and set in a manner to attract, retain and motivate expert leaders and highly qualified executives.
Long-term shareholder value creation	Targets triggering any variable compensation payment should align with the interest of shareholders and other stakeholders.
Compliance	Our compensation policies and plans are designed to comply with applicable laws and corporate governance requirements.
Risk prudence	The compensation structure should avoid incentives that encourage unnecessary or excessive risks that could threaten the Company's value.

What We Do

•We have a simple and transparent remuneration structure

•We pay for performance and conduct scenario analyses to test the link between pay and performance

•We consider pay ratios within the Company in establishing Executive Directors’ pay

•We use appropriate incentive pay programs to balance both short and long term focus and drive the achievement of short and long term goals

•We align goals and values organization-wide through incentive pay and rigorous performance management

•We set predetermined stretch goals for incentive pay programs

•We have robust stock ownership and share retention guidelines

•We have claw-back policies incorporated into our incentive plans

What We Do Not Do

•We do not offer remuneration which encourages our Executive or Non-Executive Directors to take any unnecessary or excessive risks or to act in their own interests

•We do not reward performance below threshold

•We do not have excessive pay programs

4.     Benchmarking executive compensation

The Company periodically benchmarks its executive compensation program and the compensation offered to Directors against peer companies and monitors compensation levels and trends in the market as well as, international standards regarding appropriate remuneration.

The Remuneration Committee strives to identify a peer group that best reflects all aspects of Stellantis’s business and considers global footprint, revenue, and market capitalization and/or enterprise value. Our peer group represents a blend of both U.S. and European companies in recognition of the relevant talent market for our executives. In addition to including U.S. and European automobile manufacturers, our peer group includes U.S. and European companies with a global presence that have significant manufacturing and/or engineering operations. We do not limit our peer group to our industry alone because we believe compensation practices at other large global multinational companies affect our ability to attract and retain diverse talent.

We review each element of compensation compared to the market and generally target our total direct compensation (base salary, annual bonus and long-term incentives, or for Non-Executive Directors - retainers, meeting fees, committee service) for Directors, on average, to be at or near market median. In addition, we consider Stellantis’s relative size and scope against those of our peers in assessing and setting our pay levels and program designs for our Directors. An individual compensation element or an individual’s total direct compensation may be positioned above or below the market median because of his or her specific responsibilities, experience and performance.

The Remuneration Committee reviews each year the compensation peer group for compensation comparisons and makes any updates as needed to align with the established criteria and Company strategy. Any changes to the compensation peer group will be disclosed in the annual Remuneration Report.

5.     Internal Pay Ratios

When determining the total compensation of the Executive Directors, the Remuneration Committee considers the internal pay ratio of the appropriate external benchmark and our position within the external benchmark. In addition, the Company considers increases provided to other employees. In line with the DCC and the Dutch Corporate Governance Code (‘DCGC”), the CEO pay ratio and the trend is disclosed in the annual Remuneration Report.

6.     Overview of Remuneration Element

The remuneration structure for Executive Directors provides a fixed component as well as short and long-term variable components. In addition, post-employment benefits and other customary fringe benefits are provided. The Company believes that such a remuneration structure promotes the interests of the Company in the short and the long-term and is designed to encourage the executive directors to act in the best interests of the Company and not in their own interests. In determining the level and structure of the compensation of the Executive Directors, the Non-Executive Directors will take into account, among other things, the financial and operational results as well as other business objectives of the Company. The Company establishes target compensation levels using a market-based approach and periodically benchmarks its executive compensation program against peer companies and monitors compensation levels and trends in the market.

Non-Executive Directors will receive fixed payments only and no variable compensation. Customary fringe benefits may apply.

Executive Directors’ remuneration consists of the following primary elements:

Element	Purpose	Description
Base Salary	Provides a fixed level of earnings to attract and retain Executive Directors	Base salary is based on scope of job responsibilities, experience of the Executive Director and the competitive market.

Company’s policy is to periodically benchmark comparable salaries paid to other Executive Directors in its compensation peer group.

Base salary increases are not guaranteed for Executive Directors and their services agreements do not contemplate automatic base salary increases.

Short Term Incentive - Annual Bonus	To focus on and drive the business priorities company-wide for the current year Motivates executives to achieve performance objectives that are critical to our annual operating and strategic plans	At risk pay, subject to achievement of annually pre-established challenging financial and other business plan objectives.

Threshold, target and upper limit performance and corresponding pay-out levels are set competitively versus peer pay practices for each financial and other business plan objectives.

Scenario analyses performed to align short term variable pay to the actual annual operating performance.

Long Term Incentive	Drive and rewards long term value creation linked to the Company’s strategy Aligns Executive Board and shareholder and other stakeholders’ interests	Performance share units subject to acceptable individual performance.

Performance share units: subject to achievement of predetermined performance and other business plan objectives covering a three-year period.

Threshold, target and upper limit performance and corresponding pay-out levels are set competitively versus peer pay practices for each performance and market objective.

Equity awards granted in will be subject to a holding period of five years.

Post – Employment Benefits	Provides executive future income security	Customary retirement income and severance benefits consistent with competitive offerings of appropriate peer group
Other Benefits	Provides benefits in line with usual and customary fringe benefits in order to attract and retain Executive Directors	Benefits that Executive Directors typically receive include personal use of aircraft, company cars, personal home security, medical insurance, accident insurance, tax preparation and financial counselling, and tax equalization when applicable

Base Salary

As described above, base salary takes into consideration the Executive Director’s skills, experience, scope of responsibilities, and the competitive market. The Company’s policy is to periodically benchmark comparable salaries paid to other Executive Directors in its compensation peer group. Base salary increases are not guaranteed for Executive Directors and their agreements do not contemplate automatic base salary increases. Salary increases will be made taking into account those awarded to the Company’s wider employee population.

Variable Components

Our Executive Directors are eligible to receive variable compensation, contingent on the achievement of pre-established, financial performance and other business plan targets. The variable components of our Executive Directors’ remuneration, both short and long-term, are linked to predetermined, measurable objectives which serve to motivate strong performance and shareholder returns and are approved by the Non-Executive Directors. The Non-Executive Directors believe that placing significantly more weight on the long-term component is appropriate to align the Executive Directors’ efforts and the Company’s strategy, long-term interests and sustainability. The Company aims to select stable performance objectives throughout the normal business cycle.

Scenario analyses are carried out annually to examine the relationship between the performance criteria chosen and the possible outcomes for the variable remuneration of the Executive Directors. Such analyses help ensure a strong link between remuneration and performance and serve as a check on whether chosen performance criteria strongly supports the Company’s strategic objectives and are appropriate under both the short-term and long-term incentive components of total remuneration.

In case an Executive Director is hired from outside the Stellantis Group, there is flexibility to award additional cash if and where necessary to compensate forfeiture of incentive awards upon leaving existing employment.

Short-Term Variable Incentives

The primary objective of the short-term variable incentive is to motivate achievement of the business priorities for the current year. The CEO is eligible to participate in the annual incentive plan. The Chairman does not participate.

The CEO’s short-term variable incentive is based on achievement of annual financial and other business plan objectives proposed by the Remuneration Committee and approved by the Non-Executive Directors at the beginning of each year. The short-term variable incentive program applies rigorous performance measures to ensure a link between annual payout and Company performance.

Our Methodology for Determining Annual CEO Bonus Award

When determining the CEO’s annual short-term incentive compensation, the Remuneration Committee and the Non-Executive Directors:

•select challenging objectives from those included in the annual operating plan approved by the Board

•determine the weighting of each objective

•review the performance actually delivered to determine the appropriate overall measurement of achievement of the objectives

•approve the final bonus calculation

The targeted incentive for the annual bonus program is determined upon a periodic review of appropriate benchmarks. The CEO’s targeted incentive is 200% of base salary with a range of 0% of base salary if threshold objectives are not met to a maximum of 400% of base salary for overachievement of objectives.

If upon a competitive review of each compensation element, the targeted and maximum short-term incentives warrant an adjustment to remain competitive, the Remuneration Policy reserves the right for the Board to make such adjustments, which will be reported in the Remuneration Report.

Long-Term Variable Incentives

Long-term incentive compensation is a critical component of the Company’s Executive Directors’ compensation structure. This compensation component is designed to:

•align the interests of our Executive Directors and other key contributors with the interests of our shareholders and other stakeholders;

•motivate the attainment of Company financial and other performance goals and reward sustained long-term value creation; and

•serve as an important attraction and long-term retention tool that management and the Remuneration Committee uses to strengthen loyalty to the Company.

All employee equity awards, including those of the Executive Directors, are governed by the Stellantis N.V. Equity Incentive Plan (“EIP”). The EIP is an umbrella plan, specifying the general terms and conditions applicable to all long-term incentive equity awards. The EIP is an integral part of the Remuneration Policy and is also available on the Company’s website www.stellantis.com.

When determining the Executive Directors long-term incentives, the Remuneration Committee and the Non-Executive Directors, within the scope of the EIP and shareholder authorization:

•select challenging objectives from those included in the EIP

•determine the weighting of each objective

•review the performance actually delivered to determine the appropriate overall measurement of achievement of the objectives

•approve the final equity award determination

The targeted incentive for the long-term incentive program is determined upon a periodic review of appropriate benchmarks. All equity awards are subject to acceptable individual performance. The targeted long-term incentive award for the Chairman is 300% of base salary to a maximum of 390% of base salary and for the CEO it is a level not to exceed 800% of base salary to a maximum level not to exceed 1040% of base salary.

For the Chairman and CEO’s equity awards 100% of award is performance share units linked to approved Company performance goals in line with the Strategic Business Plan.

Vesting of all equity awards for Executive Directors is dependent on a three-year performance period. Equity granted will be subject to a holding period of five years.

If upon a competitive review of each compensation element, the targeted and maximum long-term incentives warrant an adjustment to remain competitive, the Remuneration Policy reserves the right for the Board to make such adjustments, which will be reported in the annual Remuneration Report.

Recoupment of Incentive Compensation (Claw back Policy)

The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability. Employment and services agreements with members of management, including its executive officers, and also the Equity Incentive Plan, allow the Company to recover, or “claw back”, incentive compensation, including the ability to retroactively adjust if any cash or equity incentive award is predicated upon achieving financial results and the financial results were subject to an accounting restatement. In addition, the Executive Directors and each of the Company’s executive officers will repay net amounts received for their annual bonuses, restricted share units and performance share units if, after payment, (i) Stellantis restates its financial statements for any vesting or performance period covered by the compensation (a “covered period”), (ii) the Board determines that circumstances existed during a covered period that, if known, would have constituted “cause”, as defined in the executive’s employment agreement, or (iii) the executive engaged in certain conduct during the covered period that has been materially injurious to the Company.

Post-Employment Benefits

The Executive Directors may participate in the same Company sponsored retirement and savings programs and health care benefits available to other executives and all salaried employees of the country where they are employed. Supplemental retirement provisions may apply in line with executive level benefits compared to peer companies in the country where employed.

Severance Benefits

In the event of an involuntary termination of employment other than for cause, Executive Directors may receive up to a maximum of twelve months’ base salary, in accordance with the DCGC. Payment of a severance benefit is contingent upon the Executive Director complying with restrictive covenants such as non-competition and non-solicitation. Separation benefits may also include prorated vesting of equity awards in the event of death, disability or involuntary termination by the Company unless for cause. In addition, if within twenty-four months following a change of control the, Executive Director’s services are involuntarily terminated by the Company (other than for cause), or are terminated by the Executive Director for good reason, the Executive Director is entitled to receive the applicable severance and accelerated vesting of outstanding equity awards under the EIP.

Fringe Benefits

We offer customary perquisites and fringe benefits to our Executive Directors, which may include personal use of aircraft, company car and driver, personal/home security, medical insurance, accident and disability insurance, tax preparation, and financial counseling. If as a result of the Executive Directors’ global roles in the Company, employment income arises in multiple countries, the Executive Directors may participate in the Company’s tax equalization policy for globally mobile employees, which provides for tax equalization to the country where the Executive Director is employed.

7.     Stock related provisions
Ownership and Retention
Our Board recognizes the critical role that executive stock ownership and retention has in aligning the interests of management with those of shareholders. Executive Directors are required to own an aggregate value of shares not less than a minimum multiple of their base salary, which is reviewed annually by the Remuneration Committee. The stock ownership and retention guidelines require Executive Directors to own the required threshold of shares within five (5) years from the date of hire or participation as an Executive Director. Non-executive Directors are also required to own a required threshold of shares based on their retainer within the five (5) years from the date of participation as a Director of the Board. Executive Directors are required to retain one hundred percent (100%) of net, after-tax shares of Common stock issued upon vesting and settlement of any equity awards granted until the fifth (5th) anniversary of the grant date of such award.

Insider Trading Policy

The Company maintains an insider trading policy applicable to all Directors, employees, members of the households and immediate family members (including spouse and children) of persons listed and other unrelated persons, if they are supported by the persons listed. The insider trading policy provides that the aforementioned individuals may not buy, sell or engage in other transactions in the Company’s stock while in possession of material non-public information; buy or sell securities of other companies while in possession of material non-public information about those companies they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in hedging transactions through the use of certain derivatives, such as put and call options involving the Company’s securities. The insider trading policy also restricts trading by specified individuals to defined window periods which follow the Company’s quarterly earnings releases.

Prohibition on Short Sales (Anti-hedging)

To ensure alignment with shareholders' interest and to further strengthen our compensation risk management policies and practice, the Company’s insider trading policy prohibits all individuals to whom the policy applies from engaging in a short sale of the Company's or its subsidiaries' securities and derivatives (such as options, puts, calls, or warrants).

8.     Terms of engagement management
The Company’s current Remuneration Policy is that Executive Directors are engaged for an indefinite period of time and are employed at will, meaning either party can terminate the relationship at any time.

9.     Remuneration Policy for Non-Executive Directors

Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any incentive plans.

The annual remuneration for the Non-Executive Directors to be paid in cash is:

•€200,000 for each Non-Executive Director

•An additional €10,000 for each member of the Audit Committee and €25,000 for the Audit Committee Chairman

•An additional €5,000 for each member of the Remuneration Committee and the Governance and Sustainability Committee and €10,000 for the Remuneration Committee Chairman and the Governance and Sustainability Committee Chairman

•An additional €50,000 for the Senior Independent Director

•Subject to taxes related to imputed income, if any, each Non-Executive Director is entitled to an automobile perquisite of one (1) assigned vehicle, rotated annually, and discounts on the purchase or lease of Company vehicles.

•Stock ownership requirement equivalent to one year of base compensation (€200,000)

10. Derogation

The Board may, upon recommendation of the Remuneration Committee, deviate from the policy if exceptional circumstances provide valid reasons to do so and may only be temporary until a new policy is adopted. Exceptional circumstances are circumstances in which deviation is, in the opinion of the Board, necessary to serve the long-term prospects and sustainability of the

Company and/or the Group. This may concern all aspects of the policy including exceptional short-term and long-term incentive awards. Deviations shall be aligned with the main objectives of the policy applying a consistent approach.

Finally, above-market levels of remuneration may be awarded to retain or secure an individual who is considered to have the skill or experience that is critical to delivering the Company strategy.

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